SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                      S C H E D U L E   13G
                         (Rule 13d-102)

         Information To Be Included in Statements Filed
             Pursuant to Rules 13d-1(b) and (c) and
                Amendments Thereto Filed Pursuant
                           to 13d-2(b)
                       (Amendment No. __)1

                      AID AUTO STORES, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE
                 (Title of Class of Securities)

                                                   008709115

                         (CUSIP Number)













        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  008709115                               13G
    1
NAME OF REPORTING PERSON

                Parker Bromley, Ltd.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a)   [ ]


(b)   [ ]
 3SEC USE ONLY

 4CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
5SOLE VOTING POWER

                                257,248

6SHARED VOTING POWER

                                0

7SOLE DISPOSITIVE POWER

                                257,248
8SHARED DISPOSITIVE POWER

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                257,248

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                         [ ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.5%
12TYPE OF REPORTING PERSON*
                BD

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).   Name of Issuer:

              Aid Auto Stores, Inc.

Item 1(b).   Address of Issuer's Principal Executive
Offices:

              275 Grand Boulevard, Westbury, New York
11590

Item 2(a).   Name of Person Filing:

             Parker Bromley, Ltd.

Item 2(b).   Address of Principal Business Office or, if
None, Residence:

             100 Quentin Roosevelt Boulevard, Garden City,
New York 11530

Item 2(c).   Citizenship:

             New York

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.001 per share

Item 2(e).   CUSIP Number:

             008709115

Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a) [X]    Broker or dealer registered under
Section 15 of the Act,

             (b) [ ]    Bank as defined in Section 3(a)(6) of
                        the Act,

             (c) [ ]    Insurance Company as defined in
                        Section 3(a)(19) of the Act,

             (d) [ ]    Investment Company registered
                        under Section 8 of the Investment
                        Company Act,

             (e) [ ]    Investment Adviser registered under
                        Section 203 of the Investment
                        Advisors Act of 1940,

             (f) [ ]    Employee Benefit Plan, Pension
                        Fund which is subject to the
                        provisions of the Employee
                        Retirement Income Security Act of
                        1974 or Endowment Fund; see 13d-
                        1(b)(1)(ii)(F),

             (g) [ ]    Parent Holding Company, in
                        accordance with Rule 13d-
                        1(b)(ii)(G); see Item 7,

             (h) [ ]    Group, in accordance with Rule 13d-
                        1(b)(1)(ii)(H).

Item 4.         Ownership.

             As of December 31, 1997, the beneficial
ownership information of Parker Bromley, Ltd. with respect to the subject securities was as follows:

             (a)   Amount beneficially owned:

                   250,000 shares underlying exercisable
                   warrants and 7,248 shares held in a
                   trading account.

             (b)   Percent of class:

                   6.5%

             (c)   Number of shares as to which such
person has:

                   (i)      Sole power to vote or to direct
                            the vote  6.5%

                   (ii)     Shared power to vote or to direct
                            the vote   - 0 -

                   (iii)    Sole power to dispose or to direct
the disposition of     6.5%

                   (iv)     Shared power to dispose or to
direct the disposition of   - 0 -                             .


Item 5.         Ownership of Five Percent or Less of a
Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

                Instruction. Dissolution of a group requires a response to this item.

Item 6.         Ownership of More than Five Percent on
Behalf of Another Person.

                Not applicable.

Item 7.         Identification and Classification of the
                Subsidiary Which Acquired the Security
                Being Reported on by the Parent Holding
                Company.

                Not applicable.

Item 8.         Identification and Classification of
Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998                PARKER BROMLEY,
LTD.


                                        By:/s/ Lee Shapiro
                                            Name:Lee Shapiro
                                            Title:President and CEO